Exhibit 99.107

NexTech Expands AR Deal With Walther Arms Inc.,
Manufacturer of James Bond’s PPK

New York, NY – Toronto, ON – December 5th, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, has expanded its relationship with Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK. NexTech has been working with the team at Walther since April 2019, where Walther found success with NexTech’s AR e-commerce solution. Walther has now signed a new major expansion contract to provide its dealers, which number in the thousands, with the WebAR 3D experience as seen with their PPQ M2. Initially, NexTech is going to provide AR e-commerce embed codes to 25 of Walther’s top dealers, representing 25 new customers for NexTech. This marks a major acceleration of the adoption of NexTech’s WebAR 3D product models.

“We are excited to offer our dealers a new form of support to separate Walther from the competition during the online shopping experience. AR allows customers to fully interact with Walther products, showing in detail the performance-leading features,” states Cody Osborn, Marketing Manager at Walthers.

Evan Gappelberg, CEO of NexTech comments. “As an early supporter and adopter of AR, Walther has really shared our vision and has been a great customer and partner for NexTech. Early on Walther has recognized the unique and powerful advantage augmented reality can have in the marketing and sale of its products. We are gratified to extend our relationship and business model with Walther into their 5000 strong global dealers and retailer network”. He continues, “With NexTech’s augmented reality platform for e-commerce, Walther’s dealers will be able to increase their customer engagement, add to cart rates, and revenue while reducing product returns all visible and measurable through our analytics dashboard in real-time. We are looking forward to continuing to expand our partnership with Walther into product training, which provides huge value and growth opportunities for both of our companies.”

About Walther Arms

Founded by Carl Walther in 1886, the company has manufactured firearms and air guns at its facility in Germany for more than 100 years. Walther Arms, Inc. is the United States Walther business unit and is based in Fort Smith, Arkansas.

Walther is the performance leader in the firearms industry. Renowned throughout the world for its innovation since its establishment, Walther’s innovative spirit has cemented its market position as a supplier of military, police and other government security groups in every country of the world.

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

NexTech also announces that it has established, by way of issuance of 2,000,000 warrants, a pool of 2,000,000 common shares for the purpose of compensating the company’s service providers. The warrants expire two years from the date of issuance and the underlying shares will be used to compensate certain key service providers in shares, at deemed price of $0.80 per share, instead of cash. The establishment of the pool will conserve NexTech’s available funds and ensure the continuity of service providers. The warrants and underlying common shares described above will be subject to a statutory hold period expiring on April 5, 2020.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.